UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”), in compliance with the provisions of article 157, paragraph 4 of Law No. 6,404/76 (“Corporation Law”), and Brazilian Securities Commission (“CVM”) Instruction No. 358/2002, informs to its shareholders and to the market in general that received today from its indirect shareholder Camargo Corrêa S.A. (“CCSA”), a member of CPFL Energia’s controlling block, the correspondence transcribed below, also signed by State Grid International Development Limited:

“Dear Mr. Gustavo Estrella,

Reference is made to the notification sent by Camargo Corrêa S.A. (“CCSA”) on July 1st, 2016, by means of which CCSA informed you of the execution of the Letter Agreement entered into by and between State Grid International Development Limited (“State Grid”) and CCSA on the same date (the “Letter Agreement”), in respect of the potential acquisition by State Grid of the totality of CCSA’s equity interest in the control block of CPFL Energia S.A. (“CPFL Energia”).

In view of the foregoing, and as provided in the Letter Agreement, CCSA and State Grid hereby inform you of the execution on the date hereof of the Share Purchase Agreement (the “Share Purchase Agreement”), by and among CCSA (both as seller and as guarantor), ESC Energia S.A. (“ESC”) (as seller), State Grid, as guarantor and State Grid Brazil Power Participacoes Ltda, a Brazilian subsidiary of State Grid, as buyer (“Buyer”). The Share Purchase Agreement provides for (i) the direct or (through a sale of ESC to Buyer) indirect sale of all of the 234,086,204 CPFL Energia shares held by ESC that are bound to the Shareholders Agreement of CPFL Energia entered into on March 22, 2002, as amended (the “Shareholders Agreement”), representing approximately 23% of CPFL Energia’s capital stock (as well as any shares received as share dividends (bonificação em ações) on the bound shares as from January 1st, 2016) and (ii) the direct sale by CCSA to Buyer of 5,869,876 CPFL Energia shares held directly by CCSA (received as share dividends (bonificação em ações) on the bound shares referred in item (i) above on April 29, 2016), representing approximately 0.58% of CPFL Energia’s capital stock (the “Transaction”).

The purchase price established in the Share Purchase Agreement is R$25.00 (twenty five Brazilian Reais) per share issued by CPFL Energia, subject to the following adjustments (“Per Share Price”): (i) the addition of approximately R$ 0,001879503 per share (which amount corresponds to 80% of CPFL Energia’s consolidated net income for the fiscal year ended on December 31st 2015 (as reported in CPFL Energia’s Form 20-F, filed with the United States of America Securities and Exchange Commission on April 15, 2016), calculated on a per share basis, and divided by 366) per day from and including January 1st, 2016 to and including the closing date of the Transaction; and (ii) the subtraction of a per share amount equal to any cash dividends or other cash distributions paid to CPFL Energia shareholders (or declared to CPFL Energia shareholders of record as of a date that is) on or after January 1, 2016 and prior to the closing (other than for the cash dividend declared on April 29, 2016). The value attributed by the Buyer to the shares of CPFL Energias Renováveis S.A. owned directly or indirectly by CPFL is of 3,168,935,347.80 (which currently represents the amount of R$12.20 per share of CPFL Energias Renováveis S.A.).

The closing of the Transaction will be subject to a series of conditions precedent that are customary in this type of transaction, including the obtainment of the relevant approvals for the Transaction by the competent governmental authorities, including the Administrative Council for Economic Defense (Conselho Nacional de Defesa Econômica) (“CADE”) and the Electricity Regulatory Agency (Agência Nacional de Energia Elétrica) (“ANEEL”). The sellers agreed to take the necessary steps at their disposal to assist Buyer in appointing its nominees to the CPFL Energia’s board of directors following the closing of the Transaction.

In view of the execution of the Share Purchase Agreement, all other CPFL Energia shareholders that are party to the Shareholders Agreement may, pursuant to the Shareholders Agreement, either (i) exercise their rights of first refusal for the acquisition of the totality of the CPFL Energia shares subject to the Transaction that are bound to the Shareholders Agreement, or (ii) exercise their tag along right to sell, alongside CCSA and CCSA’s applicable affiliates, the totality of their shares issued by CPFL Energia that are bound to the Shareholders Agreement, as well as the share dividends received on such CPFL Energia shares as from January 1st, 2016, at the same Per Share Price, and subject to the same conditions, offered by State Grid to CCSA. CCSA took the proper actions provided for in the Shareholders Agreement for this regard. As informed by State Grid in its previous communications made public by CPFL Energia, in the event that transaction closings ultimately occur with respect to a sufficient number of CPFL Energia shares, Buyer will be required, pursuant to applicable law, to conduct a public tender offer (Oferta Pública de Aquisição - OPA) for the free float of CPFL Energia.

CCSA and State Grid shall keep you informed in the event there are any other material developments regarding the Transaction.

Yours Sincerely,

Luciano Mestrich Motta

Diretor Superintendente da Camargo Corrêa S.A.

Hu Yuhai

President and Chief Executive Officer of State Grid International Development Limited”

CPFL Energia also informed that, on this date, as determined by the clause 11.3 of the Shareholders Agreement, the Chairman of the Board of Directors sent to the other parties to the Shareholders Agreement information regarding the conclusion of the shares purchase and sale agreement, so that such parties indicate, within thirty (30) days of receipt, any interest in exercising their respective preemptive rights or joint sale (tag-along) provided in the Shareholders Agreement.

CPFL Energia will inform its shareholders and the market in general to any material developments regarding the facts now reported that are informed by the parties to the transaction.

São Paulo, September 2, 2016.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 2, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.